Filed by Novus Capital Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation

Commission File No.: 001-39288

Email Communication from Jonathan Webb to AppHarvest Supporters

September 30, 2020

CNBC Highlights AppHarvest Announcement

This week marked a major milestone in realizing our vision for modern farming. We announced a business combination with Novus Capital Corp., a publicly traded special purpose acquisition corporation (SPAC). Upon the closing of the transaction, we will combine with Novus Capital, and AppHarvest will be listed on Nasdaq. The transaction, which will provide $475 million of gross proceeds to the company, is expected to close late in the fourth quarter of 2020 or early in the first quarter of 2021.

We believe that becoming a public company will allow us to rapidly scale our agriculture technology and create the country’s AgTech capital from within Appalachia. For more details on the announcement, see the press release we issued.

Founder & CEO Jonathan Webb and Board Member Martha Stewart joined CNBC’s Squawk Box to describe the deal and how it will help the company expand.

“My job is to make sure we're building,” Webb told host Andrew Ross Sorkin. “We built one of the largest structures in the world ... we did it in the middle of a global pandemic.”

Stewart described her first meeting with Webb and their bonding over an appreciation for sustainable agriculture. “I have noticed and am part of the secular shift to vegetable-based diets here in the United States, and AppHarvest fits the bill. The way they're going to be able to grow fruits and vegetables sustainably .... really, really interests me, and I think that they're riding a wave into the future and I'm so excited about it."

In 2018, we set out to redefine American agriculture, aiming to grow your food closer to you and do so without the harsh chemical pesticides so commonly used. We aimed to create good jobs for our friends and neighbors here in Central Appalachia, where we can deliver our fresh, delicious fruits and veggies to nearly 70% of Americans in just a day’s drive.

This fall, we’ll be opening one of the world’s largest indoor controlled environment agriculture facilities in Morehead, KY, creating more than 300 jobs.

Other major media outlets covering the announcement included The New York Times, Axios, Yahoo Finance, Cheddar, and TD Ameritrade.

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Important Information for Investors and Stockholders

In connection with the proposed transaction, Novus Capital will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of Novus Capital’s common stock in connection with Novus Capital’s solicitation of proxies for the vote by Novus Capital’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to AppHarvest’s stockholders in connection with the proposed transaction. After the Registration Statement has been filed and declared effective, Novus Capital will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Novus Capital, AppHarvest and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Novus Capital through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Novus Capital Corporation, 8556 Oakmont Lane, Indianapolis, IN 46260. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Novus Capital and its directors and officers may be deemed participants in the solicitation of proxies of Novus Capital’s shareholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Novus Capital’s executive officers and directors in the solicitation by reading Novus Capital’s final prospectus filed with the SEC on May 15, 2020, the registration statement / proxy statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Novus Capital’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the registration statement / proxy statement relating to the business combination when it becomes available.